UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 7)

PLAYA HOTELS & RESORTS N.V.
(Name of Subject Company (Issuer))

HI HOLDINGS PLAYA B.V.

(Name of Filing Person (Offeror))
An indirect wholly-owned subsidiary of

HYATT HOTELS CORPORATION
(Name of Filing Person (Parent of Offeror))

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

N70544106 (CUSIP Number of Class of Securities)
Mark S. Hoplamazian President and Chief Executive Officer Hyatt Hotels Corporation 150 North Riverside Plaza, 8th Floor Chicago, Illinois 60606 (312) 750-1234	Margaret C. Egan HI Holdings Playa B.V. Herikerbergweg 238 1101 CM Amsterdam, the Netherlands +31205755600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michele M. Anderson, Esq.

Cathy A. Birkeland, Esq.

Roderick O. Branch, Esq.

Michael A. Pucker, Esq.

Latham & Watkins LLP

330 N. Wabash Ave., Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 24, 2025 by Hyatt Hotels Corporation, a Delaware corporation (“Parent”), and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Buyer to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), in the capital of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), at a cash price equal to $13.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item4 and Item 11

Item 4 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows:

The disclosure under the heading “Foreign Competition Law Filings” in Section 17—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the last paragraph under such heading:

On June 6, 2025, pursuant to the provisions of the Federal Law of Economic Competition (Ley Federal de Competencia Económica), COFECE issued a resolution approving the transactions contemplated by the Purchase Agreement. Accordingly, Required Approvals have been obtained.

The full text of the press release issued by Parent announcing the receipt of all required regulatory approvals is attached hereto as Exhibit (a)(5)(F) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release, dated June 6, 2025

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI HOLDINGS PLAYA B.V.

By	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

By	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

HYATT HOTELS CORPORATION

	By	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

Date: June 6, 2025